

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-mail
James J. Seifert, Esq.
General Counsel and Secretary
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

> **Re:** **Ecolab Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 21, 2011**
> **File No. 333-176601**

Dear Mr. Seifert:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Amendment No. 2 to Form S-4

Opinion of Nalco's Financial Advisor, page 103

Opinion of Goldman Sachs, page C-1

1. We note your revised disclosure in response to comment 11 of our letter dated October 19, 2011, specifically, the revision to the disclosure contained in the second full paragraph on page 104 that "Goldman Sachs did not assume any responsibility for any such information." We continue to object to disclosure indicating that Goldman Sachs is not responsible for the statements made in the document relating to the information from which it derived its fairness opinion. In addition, given that the revised language deviates from the related language on page C-2, please explain why you believe the revision is consistent with and adequately reflects the scope and/or meaning of the analogous language in Annex C. In responding, please also provide us with a copy of the engagement letter between Goldman Sachs and the Nalco board. In the alternative, we will not object to revisions consistent with our comments on this topic in our letters dated September 27, 2011 and October 19, 2011, respectively.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

                Sincerely,

                /s/ Jay Ingram

                Jay Ingram
                Legal Branch Chief

cc: Craig A. Roeder, Esq. (*via E-mail*)
       Baker & McKenzie LLP

       Steve Landsman, Esq. (*via E-mail*)
       Nalco Holding Company

       Scott Barshay, Esq. (*via E-mail*)
       Cravath, Swaine & Moore LLP